Exhibit 99.8
FIRST AMENDMENT
TO THE
AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT
     This amendment (“Amendment”) is made and entered into as of the 25th day of September, 2006 (“Effective Date”) by and between American Team Managers (“ATM”) and Specialty Underwriters’ Alliance, Inc., and amends the AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT (“Agreement”) entered into by the parties on September 8, 2005. Any terms defined in the Agreement and used herein shall have the same meaning in this Amendment as in the Agreement. In the event that any provision of this Amendment and any provision of the Agreement are inconsistent or conflicting, the inconsistent or conflicting provision of this Amendment shall be and constitute an amendment of the Agreement and shall control, but only to the extent that such provision is inconsistent or conflicting with the Agreement. Any capitalized terms not defined herein shall be defined as in the Agreement.
     NOW, THEREFORE, and in consideration of the mutual agreements and covenants set forth, the parties wish to amend the Agreement as follows:
     The following shall be inserted at the end of subsection (c) of Section 1: Sale and Purchase of Securities; Closing,:
Notwithstanding the foregoing, with respect to any Installment Date, the Company shall not issue, and the Purchaser shall not be required to make Payment for, any Shares if the issuance of such Shares would result in (i) the aggregate number of all Shares issued pursuant to this Agreement being greater than 19.9% of the number of shares of the Company’s Common Stock issued and outstanding on the date hereof (exclusive of any shares held by affiliates of the Company) or (ii) the Company being in violation of any listing requirements, corporate governance rules or any other rules and regulations of the NASD or the Nasdaq National Market or any other market or exchange on which the Company’s Common Stock is then listed or quoted; in which case the Company and the Purchaser will, if legally permissible, adjust the amount of the Payment due, and the number of Shares to be issued, so that the conditions specified in sub-clauses (i) and (ii) would be satisfied.
     Subsection (m) of Section 9: Miscellaneous shall be deleted in its entirety and replaced with the following:
(p)	Approval. The Purchaser acknowledges that (i) the Company has not sought, or received, stockholder approval as may be required under the rules and regulations of the NASD or Nasdaq National Market in respect of transactions that may result in, among other things, a change of control or the issuance of more than 20% of a company’s outstanding common stock, (ii) all of the Company’s representations and warranties contained herein are deemed modified by the disclosures in this Section 9(m), (iii) the restrictions on the issuance of Shares set forth in the last sentence of Section 1(c) are intended to ensure that the Company does not violate any rules, regulations or listing requirements of the NASD or the Nasdaq National Market, and (iv) if the Company ever needs to seek shareholder approval with respect to such matters, the Purchaser shall not be entitled to vote on such matters.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on their behalf by their duly authorized officers as of the day, month and year above written.

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

By: Name:	/s/ William S. Loder William S. Loder
Title:	Chief Underwriting Officer

AMERICAN TEAM MANAGERS

By: Name:	/s/ Chris Michaels Chris Michaels
Title:	Chief Executive Officer